Exhibit 99.1

Global-e Reports First Quarter 2025 Results

PETAH-TIKVA, Israel, May 14, 2025 - Global-e Online Ltd. (Nasdaq: GLBE) the platform powering global direct-to-consumer e-commerce, today reported financial results for the first quarter of 2025.

“We had another quarter of strong results, demonstrating our ability to grow fast even within macroeconomic turbulent times with Q1 results coming in at or above the midpoints across our guidance. While the market remains volatile with a higher level of uncertainty given the on-going global duty tariff dynamics, our pipeline is very active and we see increased interest in our services.”

We are also excited about the long term extension of our strategic partnership agreement with Shopify, which will allow us to take this partnership to the next level,” said Amir Schlachet, Founder and CEO of Global-e.”

Q1 2025 Financial Results

•	GMV[1] in the first quarter of 2025 was $1,243 million, an increase of 34% year over year

•	Revenue in the first quarter of 2025 was $189.9 million, an increase of 30% year over year, of which service fees revenue was $84.0 million and fulfillment services revenue was $105.9 million

•	Non-GAAP gross profit[2] in the first quarter of 2025 was $86.3 million, an increase of 31% year over year. GAAP gross profit in the first quarter of 2025 was $84.1 million

•	Non-GAAP gross margin[2] in the first quarter of 2025 was 45.4%, compared to 45.3% in the first quarter of 2024. GAAP gross margin in the first quarter of 2025 was 44.3%

•	Adjusted EBITDA[3] in the first quarter of 2025 was $31.6 million compared to $21.3 million in the first quarter of 2024

•	Net loss in the first quarter of 2025 was $17.9 million compared to $32.1 million in the first quarter of 2024

Recent Business Highlights

•	Announced a new 3-year strategic partnership agreement with Shopify, renewing the companies’ long-standing relationship for both 1P (i.e. Shopify Managed Markets) and 3P solutions

•
Launched our 3B2C offering allowing merchants to partially mitigate unnecessary price hikes in key destination markets, while avoiding the costs and effort involved in creating a full multi-local setup for specific markets

•
Revamped our Merchant Portal, adding two important Self-Service BI tools for merchants – a real time sales dashboard and a funnel analysis dashboard, and providing easier access to frequently used areas

•	Continued growing with brands across geographies and verticals, including:
o	Europe: Launched Subdued out of Italy and VIBAe footwear, Global-e’s first large merchant based in Finland

o	Sports clubs: Launched with Atletico Madrid in Spain

o	APAC: Multiple merchant launches including Threetimes and Samo Ondoh in Korea, T2Tea and Scarlet & Sam in Australia, Bandai-Namco, United Arrows Tabaya and Sacai in Japan, and many more

o	Expanded with a number of merchants including the launch of Adidas Hong Kong

Q2 2025 and Full Year Outlook

Global-e is introducing second quarter guidance and is maintaining the full year guidance as follows:

	Q2 2025	FY 2025	Previous FY 2025
(in millions)
GMV (1)	$1,387 - $1,427	$6,190 - $6,490	$6,190 - $6,490
Revenue	$204 - $211	$917 - $967	$917 - $967
Adjusted EBITDA (3)	$35 - $39	$179 - $199	$179 - $199

1 Gross Merchandise Value (GMV) is a key operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share-based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information:

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, May 14, 2025.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free: International Toll:	1-800-717-1738 1-646-307-1865

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

The press release with the financial results will be accessible on the Company’s Investor Relations website prior to the conference call.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues
•
Adjusted EBITDA, which Global-e defines as net profit (loss) adjusted for income tax (benefit) expenses, financial expenses (income) net, stock based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration, and acquisition related expenses.

•	Free Cash Flow, which Global-e defines as net cash provided by operating activities less the purchase of property and equipment.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

The aforementioned key performance indicators and non-GAAP financial measures are used, in conjunction with GAAP measures, by management and our board of directors to assess our performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, for financial and operational decision-making, to evaluate the effectiveness of Global-e’s business strategies, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that these non-GAAP financial measures are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non-GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

This press release contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future strategy and projected revenue, GMV, Adjusted EBITDA and other future financial and operational results, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, the launch of large enterprise merchants, and our ongoing partnership with Shopify, are forward-looking statements. As the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, our rapid growth and growth rates in recent periods may not be indicative of future growth; our ability to retain existing merchants and to attract new merchants; our ability to anticipate merchant needs or develop or integrate new functionality or enhance our existing platforms to meet those needs; the impact of imposed tariffs or other trade regulations on our business and financial results; our ability to implement and use artificial intelligence and machine learning technologies successfully; our ability to compete in our industry; our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms; our ability to adapt our platform and services for the Shopify platforms; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; our history of net losses; our ability to manage our growth and manage expansion into additional markets and the introduction of new platforms and offerings; our ability to accommodate increased volumes during peak seasons and events; our ability to effectively expand our marketing and sales capabilities; our expectations regarding our revenue, expenses and operations; our ability to operate internationally; our reliance on third-party services, including third-party providers of cross-docking services and third-party data centers, in our platforms and services and harm to our reputation by our merchants’ or third-party service providers’ unethical business practices; our operation as a merchant of record for sales conducted using our platform; regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with; compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions; our business’s reliance on the personal importation model; our ability to securely store personal information of merchants and shoppers; increases in shipping rates; fluctuations in the exchange rate of foreign currencies has impacted and could continue to impact our results of operations; our ability to offer high quality support; our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms; our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence evolves; our role in the fulfilment chain of the merchants, which may cause third parties to confuse us with the merchants; our ability to establish and protect intellectual property rights; and our use of open-source software which may pose particular risks to our proprietary software technologies; our dependency on our executive officers and other key employees and our ability to hire and retain skilled key personnel, including our ability to enforce non-compete agreements we enter into with our employees; litigation for a variety of claims which we may be subject to; the adoption by merchants of a D2C model; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our ability to maintain our corporate culture; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; our ability to accurately estimate judgments relating to our critical accounting policies; changes in tax laws or regulations to which we are subject, including the enactment of legislation implementing changes in taxation of international business activities and the adoption of other corporate tax reform policies; requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so; global events or conditions in individual markets such as financial and credit market fluctuations, war, climate change, and macroeconomic events; risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders;
risks related to our incorporation and location in Israel, including risks related to the ongoing war and related hostilities; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer e-commerce. The chosen partner of over 1,400 brands and retailers across the North America, EMEA and APAC, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast global e-commerce experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Alan Katz
Vice President, Investor Relations
IR@global-e.com

Press Contact:
Sarah Schloss
Headline Media
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	March 31,
	2024	2025
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$254,620	$207,716
Short-term deposits	183,475	183,229
Accounts receivable, net	41,171	34,700
Prepaid expenses and other current assets	84,613	116,967
Marketable securities	36,345	53,888
Funds receivable, including cash in banks	122,984	87,484
Total current assets	723,208	683,984
Property and equipment, net	10,440	10,453
Operating lease right-of-use assets	24,429	23,365
Deferred contract acquisition and fulfillment costs, noncurrent	3,787	3,836
Long-term investments and other long-term assets	8,313	8,213
Commercial agreement asset	66,527	29,510
Goodwill	367,566	367,566
Intangible assets, net	59,212	54,810
Total long-term assets	540,274	497,753
Total assets	$1,263,482	$1,181,737
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$79,559	$67,184
Accrued expenses and other current liabilities	141,551	117,852
Funds payable to Customers	122,984	87,484
Short term operating lease liabilities	4,347	4,366
Total current liabilities	348,441	276,886
Long-term liabilities:
Long term operating lease liabilities	20,510	19,508
Other long-term liabilities	1,098	1,088
Total liabilities	$370,049	$297,482

Shareholders’ equity:
Share capital and additional paid-in capital	1,425,317	1,434,341
Accumulated comprehensive income (loss)	515	169
Accumulated deficit	(532,399)	(550,255)
Total shareholders’ equity	893,433	884,255
Total liabilities and shareholders’ equity	$1263,482	$1,181,737

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2025
	(Unaudited)
Revenue	$145,873	$189,882
Cost of revenue	82,587	105,798
Gross profit	63,286	84,084

Operating expenses:
Research and development	23,538	28,138
Sales and marketing	56,955	63,938
General and administrative	12,054	11,193
Total operating expenses	92,547	103,269
Operating profit (loss)	(29,261)	(19,185)
Financial expenses (income), net	3,510	(1,870)
Loss before income taxes	(32,771)	(17,315)
Income taxes	(720)	541
Net earnings (loss) attributable to ordinary shareholders	$(32,051)	$(17,856)
Basic and diluted net loss per share attributable to ordinary shareholders	$(0.19)	$(0.11)
Basic and diluted weighted average ordinary shares	166,187,424	169,346,771

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2024	2025
	(Unaudited)
Operating activities
Net loss	$(32,051)	$(17,856)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	512	536
Share-based compensation expense	8,711	8,793
Commercial agreement asset amortization	36,296	37,017
Intangible assets amortization	5,002	4,402
Changes in accrued interest and exchange rate on short-term deposits	369	(842)
Unrealized loss (gain) on foreign currency	2,726	(1,477)
Accounts receivable	8,418	6,471
Prepaid expenses and other assets	2,685	(28,405)
Funds receivable	(7,688)	(9,182)
Long-term receivables	708	101
Funds payable to customers	(30,857)	(35,500)
Operating lease ROU assets	817	1,064
Deferred contract acquisition and fulfillment costs	(268)	(101)
Accounts payable	(17,049)	(12,375)
Accrued expenses and other liabilities	(30,228)	(23,710)
Deferred tax liabilities	(1,424)	-
Operating lease liabilities	(944)	(983)
Net cash (used in) provided by operating activities	(54,265)	(72,047)
Investing activities
Investment in marketable securities	(1,042)	(17,768)
Proceeds from marketable securities	1,012	999
Investment in short-term investments and deposits	(56,949)	(70,972)
Proceeds from short-term investments	58,000	67,059
Investment in long-term deposits	(31)	-
Purchases of property and equipment	(882)	(548)
Net cash (used in) provided by investing activities	108	(21,230)
Financing activities
Proceeds from exercise of share options	120	210
Net cash provided by financing activities	120	210
Exchange rate differences on balances of cash, cash equivalents and restricted cash	(2,726)	1,477
Net increase (decrease) in cash, cash equivalents, and restricted cash	(56,763)	(91,590)
Cash and cash equivalents and restricted cash—beginning of period	268,597	331,682
Cash and cash equivalents and restricted cash—end of period	$211,834	$240,092

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended
	March 31,
	2024		2025
	(Unaudited)
Key performance metrics
Gross Merchandise Value	929,510		1,242,514
Adjusted EBITDA (a)	21,260		31,563

Revenue by Category
Service fees	68,258	47%	83,983	44%
Fulfillment services	77,615	53%	105,899	56%
Total revenue	$145,873	100%	$189,882	100%

Revenue by merchant outbound region
United States	72,112	49%	100,554	53%
United Kingdom	41,276	28%	41,747	22%
European Union	26,343	18%	33,530	18%
Israel	316	0%	401	0%
Other	5,826	4%	13,650	7%
Total revenue	$145,873	100%	$189,882	100%

(a)	See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2024	2025
	(Unaudited)
Gross profit	63,286	84,084

Amortization of acquired intangibles included in cost of revenue	2,796	2,198
Non-GAAP gross profit	66,082	86,282

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended
	March 31,
	2024	2025
	(Unaudited)
Net profit (loss)	(32,051)	(17,856)
Income tax (benefit) expenses	(720)	541
Financial expenses (income), net	3,510	(1,870)
Stock-based compensation:
Cost of revenue	180	267
Research and development	3,468	3,625
Selling and marketing	1,282	1,438
General and administrative	3,781	3,463
Total stock-based compensation	8,711	8,793

Depreciation and amortization	512	536

Commercial agreement asset amortization	36,296	37,017

Amortization of acquired intangibles	5,002	4,402
Adjusted EBITDA	21,260	31,563

Global-E Online Ltd.
RECONCILIATION TO Free Cash Flow
(In thousands)

	Three Months Ended
	March 31,
	2024	2025
	(Unaudited)
Net cash (used in) provided by operating activities	(54,265)	(72,047)
Purchase of property and equipment	(882)	(548)
Free Cash Flow	(55,147)	(72,595)